SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

QIAGEN N.V.
(Name of Issuer)

Ordinary Shares, par value €0.01 per share
(Title of Class of Securities)

N72482123
(CUSIP Number)

Shulamit Leviant, Esq.
c/o Davidson Kempner Capital Management LP
520 Madison Avenue, 30th Floor
New York, New York 10022
(212) 446 4053

With a copy to:

Eleazer Klein, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 20, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

 (Page 1 of 8 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N72482123	SCHEDULE 13D/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Burlington Loan Management DAC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 9,609,709
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 9,609,709
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 9,609,709
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.16%
14	TYPE OF REPORTING PERSON OO

CUSIP No. N72482123	SCHEDULE 13D/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Davidson Kempner Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 9,609,709
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 9,609,709
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 9,609,709
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.16%
14	TYPE OF REPORTING PERSON PN

CUSIP No. N72482123	SCHEDULE 13D/A	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON Anthony A. Yoseloff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 9,609,709
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 9,609,709
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 9,609,709
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.16%
14	TYPE OF REPORTING PERSON IN

CUSIP No. N72482123	SCHEDULE 13D/A	Page 5 of 8 Pages

This Amendment No. 1 ("Amendment No. 1") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on August 3, 2020 (the "Original Schedule 13D" and together with this Amendment No. 1, the "Schedule 13D") with respect to the Ordinary Shares, par value €0.01 per share (the "Ordinary Shares"), of QIAGEN N.V., a public limited liability company organized under the laws of The Netherlands (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 1 shall have the meanings set forth in the Schedule 13D. This Amendment No. 1 amends Items 5 and 6 as set forth below. This is the final amendment to the Schedule 13D and constitutes an "exit filing" for the Reporting Persons.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Ordinary Shares and percentages of the Ordinary Shares beneficially owned by each of the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon approximately 230,829,000 Ordinary Shares reported to be issued and outstanding as of September 30, 2020 in Exhibit 99.1 attached to the Issuer's Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission (the "SEC") on November 2, 2020.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Ordinary Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Information concerning transactions in the Ordinary Shares reported herein effected during the last sixty days is set forth in Schedule A, which is attached hereto and is incorporated herein by reference. All of the transactions in the Ordinary Shares listed therein were effected through brokers in the open market or directly through various brokerage entities.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Ordinary Shares.

(e)	January 20, 2021.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The first paragraph of Item 6 of the Schedule 13D is hereby amended and restated as follows:

CUSIP No. N72482123	SCHEDULE 13D/A	Page 6 of 8 Pages

Certain funds managed by DKCM hold an aggregate of $11,800,000 principal amount of the Issuer's 1.000% Senior Unsecured Convertible Notes due 2024, the terms of the Notes are described in the Issuer's SEC filings.

Certain funds managed by DKCM have entered into notional principal amount derivative agreements in the form of cash settled swaps (the "Derivative Agreements") representing short economic exposure to 162,977 Ordinary Shares (representing economic short exposure comparable to approximately 0.07% of the Ordinary Shares of the Issuer). The Derivative Agreements provide economic results that are comparable to a short position, but do not provide the power to vote or direct the voting or dispose of or direct the disposition of the shares that are referenced in the Derivative Agreements (such shares, the "Subject Shares"). The Reporting Persons disclaim beneficial ownership in the Short Shares. The counterparties to the Derivative Agreements are unaffiliated third party financial institutions.

CUSIP No. N72482123	SCHEDULE 13D/A	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: January 22, 2021	/s/ Anthony A. Yoseloff
ANTHONY A. YOSELOFF, (i) individually, (ii) as Executive Managing Member of: (a) Davidson Kempner Capital Management LP, (x) for itself and (y) as Investment Manager of Burlington Loan Management DAC.

CUSIP No. N72482123	SCHEDULE 13D/A	Page 8 of 8 Pages

SCHEDULE A

Transactions in the ORDINARY SHARES of the Issuer
During the Past 60 Days

The following tables set forth all transactions in the Ordinary Shares effected in the past sixty days by the Reporting Persons. Except as noted below, all such transactions were effected in the open market through brokers and the price per share is net of commissions.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)*
11/30/2020	(24,878)	41.26**
11/30/2020	(15,186)	41.28**
12/3/2020	(42,521)	39.40**
12/4/2020	(50,000)	39.49**
12/4/2020	(10,000)	39.28**
12/7/2020	(54,495)	40.13**
12/8/2020	(55,000)	41.49**
12/9/2020	(40,000)	41.38**
12/10/2020	(87,000)	42.16**
12/11/2020	(80,000)	42.99**
1/19/2021	(92,046)	44.47**
1/19/2021	(307,954)	44.52**
1/20/2021	(210,000)	44.97**
1/20/2021	(100,000)	44.98**
1/20/2021	(49,642)	44.98**
1/20/2021	(283,179)	44.94**
1/20/2021	(706,709)	44.97**
1/20/2021	(3,062,540)	44.95**
1/20/2021	(100,000)	44.95**
1/20/2021	(400,000)	44.93**
1/20/2021	(110,000)	44.96**
1/21/2021	(3,605)	53.86
1/21/2021	(342,969)	44.76**
1/21/2021	(100,000)	44.69**
1/21/2021	(37,000)	44.75**
1/21/2021	(210,864)	44.61**
1/21/2021	(7,199)	54.58
1/21/2021	(4,720)	53.94
1/22/2021	(50,000)	44.88**
1/22/2021	(50,000)	44.96**
1/22/2021	(150,000)	44.97**
1/22/2021	(60,000)	44.97**
1/22/2021	(4,368)	44.43**
1/22/2021	(130,456)	44.90**
1/22/2021	(50,000)	44.97**
1/22/2021	(7,000)	54.46
1/22/2021	(4,225)	54.62

*	Excluding commissions, SEC fees, etc. (rounded to nearest cent).
**	Denotes sales in the Ordinary Shares that were traded in euros.